                        CENTRAL OHIO COAL COMPANY
                                                                  Page

                                CONTENTS


Statements of Income and Statements of Retained Earnings  .    .    .         1

Statements of Cash Flows .   .   .    .   .   .   .   .   .    .         2

Balance Sheets   .   .   .   .   .    .   .   .   .   .   .    .        3-4

Notes to Financial Statements    .    .   .   .   .   .   .    .    .  5-12

                        CENTRAL OHIO COAL COMPANY
                          STATEMENTS OF INCOME
                               (UNAUDITED)

                                              Year Ended December 31,
                                           1998       1997        1996
                                                 (in thousands)
OPERATING REVENUES . . . . . . . . . . . $110,219   $ 66,279    $ 65,478

OPERATING EXPENSES (including
  depreciation, depletion and
  amortization of mining plant of
  $3,356,000 in 1998, $3,771,000 in
  1997 and $4,890,000 in 1996) . . . . .  113,845     70,546      64,932

OPERATING INCOME (LOSS). . . . . . . . .   (3,626)    (4,267)        546

NONOPERATING INCOME. . . . . . . . . . .    2,843      3,879       2,699

INCOME (LOSS) BEFORE INTEREST CHARGES. .     (783)      (388)      3,245

INTEREST CHARGES (including $38,000
  in 1996 on long-term debt to
  Parent Company). . . . . . . . . . . .       24       -             53

INCOME (LOSS) BEFORE FEDERAL
 INCOME TAXES. . . . . . . . . . . . . .     (807)      (388)      3,192

FEDERAL INCOME TAX EXPENSE (CREDIT). . .     (808)      (388)      1,389

NET INCOME . . . . . . . . . . . . . . . $      1   $   -       $  1,803

                     STATEMENTS OF RETAINED EARNINGS
                               (UNAUDITED)

                                              Year Ended December 31,
                                          1998        1997         1996
                                                 (in thousands)
RETAINED EARNINGS JANUARY 1. . . . . . .    $-        $200        $ -

NET INCOME . . . . . . . . . . . . . . .     1          -          1,803

CASH DIVIDENDS DECLARED. . . . . . . . .     -         200         1,603

RETAINED EARNINGS DECEMBER 31. . . . . .    $1        $ -         $  200


See Notes to Financial Statements.

                        CENTRAL OHIO COAL COMPANY
                        STATEMENTS OF CASH FLOWS
                               (UNAUDITED)

                                         Year Ended December 31,
                                        1998        1997      1996
                                               (in thousands)
OPERATING ACTIVITIES:
  Net Income . . . . . . . . . . . . . .     $     1    $   -     $  1,803
  Adjustments for Noncash Items:
    Depreciation, Depletion and
      Amortization . . . . . . . . . . .       3,356       3,771     4,890
    Deferred Federal Income Taxes. . . .     (20,989)     (2,952)   (3,536)
    Changes in Capital Lease Obligations      (7,904)     (2,022)   (2,418)
    Reclamation Reserve. . . . . . . . .       8,524       9,177    12,393
    Provision for Future Rent Payments .       8,927      (4,192)    4,738
    Provision for Mine Closure Costs . .      44,632        -         -
    Accrued Postretirement Benefits
      Other Than Pensions. . . . . . . .      26,314       2,269     2,273
  Changes in Certain Current Assets
    and Liabilities:
    Accounts Receivable. . . . . . . . .       5,342      (5,780)   (1,821)
    Coal, Materials and Supplies . . . .         225       1,559       880
    Accounts Payable . . . . . . . . . .         (83)        612     1,024
    Taxes Accrued. . . . . . . . . . . .       3,246        (596)      596
  Payment of Disputed Tax and
    Interest Related to COLI . . . . . .     (10,211)       -         -
  Other (net). . . . . . . . . . . . . .     (14,497)      5,366    (1,573)
        Net Cash Flows From Operating
         Activities. . . . . . . . . . .      46,883       7,212    19,249

INVESTING ACTIVITIES:
  Cash Used for Construction
   Expenditures. . . . . . . . . . . . .      (9,078)     (1,072)     (280)
  Proceeds from Sales of Property. . . .         623           1         1
        Net Cash Flows Used For
         Investing Activities. . . . . .      (8,455)     (1,071)     (279)

FINANCING ACTIVITIES:
  Retirement of Long-term Debt . . . . .        (286)       (104)   (1,604)
  Return of Capital Contributions
   to Parent Company . . . . . . . . . .        -           -      (19,962)
  Dividends Paid . . . . . . . . . . . .        -           (200)   (1,603)
        Net Cash Flows Used For
         Financing Activities. . . . . .        (286)       (304)  (23,169)

Net Increase (Decrease) in Cash and
 Cash Equivalents. . . . . . . . . . . .      38,142       5,837    (4,199)
Cash and Cash Equivalents January 1. . .      14,335       8,498    12,697
Cash and Cash Equivalents December 31. .     $52,477    $ 14,335  $  8,498


See Notes to Financial Statements.

                        CENTRAL OHIO COAL COMPANY
                             BALANCE SHEETS
                               (UNAUDITED)


                                                        December 31,
                                                     1998          1997
                                                       (in thousands)
ASSETS
MINING PLANT:
  Surface Lands . . . . . . . . . . . . . . . . .   $    324     $   324
  Mining Structures and Equipment . . . . . . . .     38,048      58,576
  Coal Interests (net of depletion) . . . . . . .      1,378       3,112
  Other . . . . . . . . . . . . . . . . . . . . .      2,292       2,292
          Total Mining Plant. . . . . . . . . . .     42,042      64,304
  Accumulated Depreciation and Amortization . . .     36,584      50,673

          NET MINING PLANT. . . . . . . . . . . .      5,458      13,631

OTHER PROPERTY AND INVESTMENT:
  Payment of Disputed Tax and Interest
   Related to COLI. . . . . . . . . . . . . . . .     10,211        -
  Other . . . . . . . . . . . . . . . . . . . . .      1,456       1,059

          OTHER PROPERTY AND INVESTMENTS  . . . .     11,667       1,059

CURRENT ASSETS:
  Cash and Cash Equivalents . . . . . . . . . . .     52,477      14,335
  Accounts Receivable:
    General . . . . . . . . . . . . . . . . . . .        277       1,724
    Affiliated Companies. . . . . . . . . . . . .      4,118       8,013
  Coal - at average cost. . . . . . . . . . . . .        140          28
  Materials and Supplies - at average cost. . . .      6,667       7,004
  Other . . . . . . . . . . . . . . . . . . . . .        148         448

          TOTAL CURRENT ASSETS. . . . . . . . . .     63,827      31,552


DEFERRED INCOME TAXES . . . . . . . . . . . . . .     45,394      24,186


REGULATORY ASSETS . . . . . . . . . . . . . . . .        142         474


DEFERRED CHARGES. . . . . . . . . . . . . . . . .        998         299

            TOTAL . . . . . . . . . . . . . . . .   $127,486     $71,201


See Notes to Financial Statements.

                        CENTRAL OHIO COAL COMPANY
                             BALANCE SHEETS
                               (UNAUDITED)


                                                        December 31,
                                                     1998          1997
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES
SHAREHOLDER'S EQUITY:
  Common Stock - Par Value $0.10:
    Authorized - 100,000 Shares
    Outstanding - 69,000 Shares . . . . . . . . . . $      7     $     7
  Retained Earnings . . . . . . . . . . . . . . . .        1        -
          TOTAL SHAREHOLDER'S EQUITY. . . . . . . .        8           7

LONG-TERM DEBT - Finance Obligation . . . . . . . .     -            182

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases. . . . . . . . .     -          5,124
  Accrued Postretirement Benefits Other
   Than Pensions. . . . . . . . . . . . . . . . . .   40,855      14,541
  Accrued Reclamation Costs . . . . . . . . . . . .   35,741      27,217
  Mine Closure. . . . . . . . . . . . . . . . . . .   27,652       3,545
  Other . . . . . . . . . . . . . . . . . . . . . .    9,435       1,729

          TOTAL OTHER NONCURRENT LIABILITIES. . . .  113,683      52,156

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year. . . . . . . .     -            104
  Accounts Payable:
    General . . . . . . . . . . . . . . . . . . . .    2,367       1,842
    Affiliated Companies. . . . . . . . . . . . . .      409       1,017
  Taxes Accrued . . . . . . . . . . . . . . . . . .    3,246        -
  Accrued Reclamation Costs . . . . . . . . . . . .    4,681       5,230
  Accrued Vacation Pay. . . . . . . . . . . . . . .      607         778
  Workers' Compensation Claims. . . . . . . . . . .      619         855
  Obligations Under Capital Leases. . . . . . . . .     -          2,780
  Other . . . . . . . . . . . . . . . . . . . . . .      549       3,353

        TOTAL CURRENT LIABILITIES . . . . . . . .   12,478      15,959

DEFERRED GAIN ON SALE AND LEASEBACK OF PLANT. . . .    1,317       2,896

DEFERRED CREDITS. . . . . . . . . . . . . . . . . .     -              1

CONTINGENCIES (Note 2)

          TOTAL . . . . . . . . . . . . . . . . . . $127,486     $71,201


See Notes to Financial Statements.

                         CENTRAL OHIO COAL COMPANY
                       NOTES TO FINANCIAL STATEMENTS
                                (UNAUDITED)


1.  SIGNIFICANT ACCOUNTING POLICIES

Discontinued Mining Operations

Central Ohio Coal Company (the Company or COCCo), is a wholly-owned subsidiary of Ohio Power Company (OPCo), which is a subsidiary of American Electric Power Company, Inc. (AEP Co., Inc.), a public utility holding company. The Company conducts surface mining operations in southeastern Ohio to supply coal to OPCo's Muskingum River Plant. The Clean Air Act Amendments of 1990 (CAAA) require significant reductions in sulfur dioxide and nitrogen oxides emitted from OPCo's generating plants. Muskingum River Plant Unit 5 has been switched to low sulfur coal, as part of the AEP System's least-cost compliance plan. The plan also includes fuel switching to lower sulfur coal at other AEP System generating units, including Muskingum River Plant Units 1 through 4, to comply with Phase II of the CAAA in the year 2000. As a result in October 1998 the Company announced plans to discontinue mining operations effective October 31, 1999. Consequently, a provision of $44.6 million for mine closure costs was recorded in October 1998. An additional provision of $6.3 million for other postretirement benefits was recorded in February 1999. The Company billed and recovered these costs from OPCo.

Until mining operations cease in October 1999 coal will be sold to OPCo at prices regulated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935 (1935 Act). Prices billed in connection with coal sales are sufficient to recover expenses and provide for a return on OPCo's equity investment excluding retained earnings. The Company is also authorized to sell coal to unaffiliated companies with the net proceeds used to reduce the price of coal that is sold to OPCo.

Basis of Accounting

As a cost-based rate-regulated entity, COCCo's financial statements reflect the actions of regulators that result in the recognition of revenues and expenses in different time periods than enterprises that are not rate regulated. In accordance with Statement of Financial Accounting Standards (SFAS) No. 71 "Accounting for the Effects of Certain Types of Regulation," regulatory assets (deferred expenses) and regulatory liabilities (deferred income) are recorded to reflect the economic effects of regulation. Such deferrals are amortized commensurate with their inclusion in billings to OPCo.

Use of Estimates

The preparation of these financial statements in conformity with generally accepted accounting principles requires in certain instances the use of management's estimates. Actual results could differ from those estimates.

Coal Supply Agreement

Pursuant to a coal supply agreement with OPCo, the Company is obligated to deliver substantially all coal it mines to OPCo and entitled to receive payment for all costs incurred, even under circumstances in which such coal is not mined and/or delivered due to a natural disaster, labor unrest or any other forced or voluntary cessation or curtailment of mining, either temporary or permanent.

Mining Plant and Depreciation, Depletion and Amortization

Mining plant is stated at cost and includes expenditures for mine development. Mine development includes all costs to develop the mines in excess of amounts realized from coal produced during the mine development period. As a subsidiary of a regulated public utility, an allowance for funds used during construction (AFUDC) is recorded as a noncash income item that is recovered over the service life of mining plant through depreciation and represents a reasonable return on funds used to finance construction projects. The amounts of AFUDC for 1998, 1997 and 1996 were not significant.

Depreciation, depletion and amortization are provided over the estimated useful asset lives and are calculated using the straight-line method for mining structures and equipment and the units-of-production method for coal rights and mine development costs.

Costs of ordinary maintenance, repairs, renewals and minor replacements of property are expensed while major additions of property, replacements of property and betterments are capitalized. Mining plant and related accumulated provisions for depreciation and amortization are relieved upon disposition of the related property with any gain or loss recorded as income or expense in the period of disposition. Such gains and losses are included in costs billed to OPCo under the coal supply agreement.

Cash and Cash Equivalents

Cash and cash equivalents include temporary cash investments with original maturities of three months or less.

Income Taxes

The Company follows the liability method of accounting for income taxes as prescribed by SFAS 109, "Accounting for Income Taxes." Under the liability method, deferred income taxes are provided for all temporary differences between book cost and tax basis of assets and liabilities which will result in a future tax consequence. Where the flow-through method of accounting for temporary differences is reflected in the Company's coal billings and OPCo's fuel rates, deferred income taxes are recorded with related regulatory assets and liabilities in accordance with SFAS 71.

Black Lung Benefits and Workers' Compensation

The Company is liable under the Federal Coal Mine Health and Safety Act of 1969 (Act), as amended, to pay certain black lung benefits to eligible present and former employees. An irrevocable Black Lung Benefits Trust is maintained under the Internal Revenue Code which, based on the most recent actuarial study, is fully funded. No accruals for Black Lung liabilities were made in 1998, 1997 or 1996.

The Company is self-insured for workers' compensation. The estimated present value of workers' compensation claims is provided for based on known events and claims.

Reclamation

Accruals are made for estimated costs of direct reclamation as a result of the surface mining of coal. The accrual is for the estimated amount necessary to restore the land and water resources affected by the mining operations to their post mining land uses, as approved by the Ohio Department of Natural Resources.

The Surface Mining and Reclamation Act of 1977 established minimum standards for the final closure of mines after their coal reserves are exhausted. This would include reclaiming the support acreage at surface mines and the removal or covering of refuse piles and water settling ponds. Reclamation costs associated with support operations at the Company's surface mines are recorded and billed to OPCo in accordance with the coal supply agreement.

Big Muskie

In January 1999 the Company announced that it awarded a contract for the dismantling and disposal of its Big Muskie dragline. The salvage value of Big Muskie is expected to cover the cost of dismantling and disposal.

2.  CONTINGENCIES

Litigation

The Internal Revenue Service (IRS) agents auditing the AEP System's consolidated federal income tax returns for the years 1991 to 1993 requested a ruling from their National Office that certain interest deductions claimed by the Company relating to AEP's corporate owned life insurance (COLI) program should not be allowed. As a result of a suit filed by the Company in US District Court (discussed below) this request for ruling was withdrawn by the IRS agents. Adjustments have been or will be proposed by the IRS disallowing COLI interest deductions for taxable years 1991-96.

In 1998 the Company made payments of taxes and interest attributable to COLI interest deductions for taxable years 1991-97 to avoid the potential assessment by the IRS of any additional above market rate interest on the contested amount. The payments to the IRS are included on the balance sheet in other property and investments pending the resolution of this matter. The Company will seek refund, either administratively or through litigation, of all amounts paid plus interest. In order to resolve this issue without further delay, on March 24, 1998, the Company filed suit against the US in the US District Court for the Southern District of Ohio. Management believes that it has a meritorious position and will vigorously pursue this lawsuit. A disallowance of the COLI interest deductions through December 31, 1998 would total approximately $10.8 million (including interest). In the event the resolution of this matter is unfavorable, the Company expects to recover from OPCo all of its costs under the terms of the coal supply agreement.

The Company is involved in a number of other legal proceedings and claims. While management is unable to predict the ultimate outcome of litigation, it is not expected that the resolution of these matters will have a material adverse effect on the results of operations, cash flows or financial condition.

The Company recovers all costs from OPCo under the coal supply agreement.

3.  OTHER RELATED-PARTY TRANSACTIONS

American Electric Power Service Corporation (AEPSC) provides certain managerial and professional services to AEP System companies including COCCo. The costs of the services are billed by AEPSC on a direct-charge basis to the extent practicable and on reasonable bases of proration for indirect costs. The charges for services are made at cost and include no compensation for the use of equity capital, which is furnished to AEPSC by AEP Co., Inc. Billings from AEPSC are capitalized or expensed depending on the nature of the services rendered. AEPSC and its billings are subject to the regulations of the SEC under the 1935 Act.

4.  BENEFIT PLANS

The Company participates in the United Mine Workers of America (UMWA) pension plan, a defined contribution plan which covers its UMWA employees. Contributions totaled $189,000 in 1998, $278,000 in 1997 and $247,000 in
1996. As of June 30, 1998, the UMWA actuary estimates that the Company's share of the UMWA pension plans unfunded vested liabilities was approximately $5.2 million. A withdrawal obligation may be triggered for all or a portion of the Company's share of the unfunded vested liability when mining operations cease.

The Company participates in the AEP System qualified pension plan, a defined benefit plan which covers all employees, except participants in the UMWA pension plans. Net pension costs (credits) for the years ended December 31, 1998 and 1996 were $(39,000) and $46,000, respectively. There was no pension cost for the AEP System plan in 1997.

A defined contribution employee savings plan offered to non-UMWA employees required that the Company make contributions to the plan totaling $87,000 in 1998, $84,000 in 1997 and $82,000 in 1996.

Postretirement medical benefits for the Company's UMWA employees who have retired or will retire after January 1, 1976 (post 1975 UMWA retirees) are the liability of the Company. The AEP System provides certain other benefits for retired employees under an AEP System plan. The annual accrued costs for these plans were $28.5 million in 1998, $4.4 million in 1997 and 1996. The accrued cost in 1998 includes $24.1 million in curtailment charges recognized in anticipation of the October 31, 1999 shutdown of the Muskingum Mine by the Company.

Several UMWA health plans pay
the postretirement medical benefits for the Company's UMWA retirees who retired before January 2, 1976 and their survivors plus retirees and others whose last employer is no longer a signatory to the UMWA contract or is no longer in business. Required annual payments to these plans totaled $143,000 in 1998, $94,000 in 1997 and $95,000 in 1996.

The Energy Policy Act of 1992 (Energy Act) permits recovery of excess Black Lung Trust funds of the AEP System to pay certain postretirement medical benefits under one of the UMWA health plans. Reimbursement limitations apply to the System's excess funding. The Company has a fund surplus that it is able to transfer to other AEP System companies that are members of the fund and have a deficit. In June 1998 management decided to cease reimbursing retiree medical costs due to the reduced levels of available Black Lung surplus and proposed new rules that could liberalize the current claims process. The amounts of Black Lung surplus utilized in accordance with the Energy Act to reimburse the Company for benefits paid were $0.7 million in 1998, $1.1 million in 1997 and $1.5 million in 1996. In 1998 $385,000, in 1997 $514,000 and in 1996 $81,000 of Black Lung
surplus was utilized to reallocate from the Company's surplus Black Lung trust fund to other System member companies. The Company's share of the Black Lung Trust funds surplus at December 31, 1998, 1997 and 1996 was $1.6 million, $1.1 million and $3.4 million, respectively.

5.  FEDERAL INCOME TAXES

The details of Federal income taxes are as follows:

                                              Year Ended December 31,
                                              1998     1997     1996
                                                  (in thousands)

Current (net) . . . . . . . . . . . . . . . $ 20,181  $ 2,564   $ 4,925
Deferred (net). . . . . . . . . . . . . . .  (20,989)  (2,952)   (3,536)
Total Federal Income Taxes. . . . . . . . . $   (808) $  (388)  $ 1,389

Federal income taxes as reported are different from pre-tax book income multiplied by the statutory tax rate predominantly due to permanent differences for corporate owned life insurance and the practice of flow-through accounting for book/tax differences associated with certain depreciation differences.

The Company joins in the filing of a consolidated federal income tax return with its affiliated companies in the AEP System. The allocation of the AEP System's current consolidated federal income tax to the System companies is in accordance with SEC rules under the 1935 Act. These rules permit the allocation of the benefit of current tax losses to the System companies giving rise to them in determining their current tax expense. The tax loss of the System parent company, AEP Co., Inc., is allocated to its subsidiaries with taxable income. With the exception of the loss of the parent company, the method of allocation approximates a separate return result for each company in the consolidated group.

The Company has settled with the IRS all issues from the audits of the consolidated federal income tax returns for the years prior to 1991. Returns for the years 1991 through 1996 are presently being audited by the IRS. With the exception of the deductibility of interest deductions related to AEP's corporate owned life insurance program, which are discussed under the heading, Litigation, in Note 2, management is not aware of any issues from open tax years that upon final resolution are expected to have a material adverse effect on results of operations.

The following tables show the elements of the net deferred tax asset and the significant temporary differences giving rise to such deferrals:

                                                        December 31,
                                                      1998        1997
                                                       (in thousands)

    Deferred Tax Assets . . . . . . . . . . . . . . $44,676     $22,627
    Deferred Tax Liabilities. . . . . . . . . . . .     718       1,559
      Net Deferred Tax Assets . . . . . . . . . . . $45,394     $24,186

    Property Related Temporary Differences. . . . . $ 3,309     $ 3,097
    Amounts Due From Parent Company
      For Future Federal Income Taxes . . . . . . .      29        (101)
    Accrued Mine Reclamation Expense. . . . . . . .  14,834      11,396
    Provision for Shutdown Costs. . . . . . . . . .  15,621        -
    Deferred State Income Taxes . . . . . . . . . .     126         277
    Deferred Book Gain - Sale/Leaseback of Plant. .     461       1,014
    Accrued Postretirement Expense. . . . . . . . .   5,933       5,137
    Accrued Leased Asset Book Rent Expense. . . . .   4,366       1,241
    All Other (net) . . . . . . . . . . . . . . . .     715       2,125
          Total Net Deferred Tax Assets . . . . . . $45,394     $24,186

6.  SUPPLEMENTARY CASH FLOW INFORMATION
                                                Year Ended December 31,
                                                 1998    1997     1996
                                                     (in thousands)
    Cash was paid for:
      Interest. . . . . . . . . . . . . . . .  $    24  $ -      $    53
      Income Taxes. . . . . . . . . . . . . .   16,605   3,818     4,352
      Noncash acquisitions under capital
       leases . . . . . . . . . . . . . . . .     -        256       527

7.  RETURN OF CAPITAL

In September 1996, the Company was granted permission by the SEC to return to its parent $19,962,000 out of capital surplus through December 31, 1998. In October 1996 the Company returned $19,962,000 to its parent out of capital surplus.

8.   LONG-TERM DEBT

Long-term debt was outstanding as follows:
                                                      December 31,
                                                  1998            1997
                                                     (in thousands)

Finance Obligation . . . . . . . . . . . . . . .  $ -             $286
Less Portion Due Within One Year . . . . . . . .    -              104
    Total. . . . . . . . . . . . . . . . . . . .  $ -             $182

A finance obligation was entered into for the Mid Rail Loadout facility in 1994 through a sale and leaseback transaction. The term of the obligation is six years, with a bargain purchase option at the expiration of the agreement. In accordance with SFAS 98, the transaction did not qualify as a sale and leaseback for accounting purposes. In 1998 the Company redeemed this finance obligation.

9.  LEASES

Property, plant and equipment are leased and require payments of related property taxes, maintenance and operating costs. Lease rentals for both operating and capital leases are generally charged to operating expenses. The components of rental cost are as follows:

                                              Year Ended December 31,
                                             1998       1997      1996
                                                   (in thousands)

Operating Leases. . . . . . . . . . . . .   $3,980     $4,068     $4,265
Amortization of Capital Leases. . . . . .    4,035      2,919      3,443
Interest on Capital Leases. . . . . . . .      289        579        606
    Total Rental Costs. . . . . . . . . .   $8,304     $7,566     $8,314

In conjunction with the announcement of closing the Muskingum Mine the Company terminated all capital lease obligations in January 1998.
Properties under capital leases and related obligations recorded on the balance sheets at December 31, 1997 are as follows:

                                                     (in thousands)

    Mining Plant Under Capital Leases . . . . . .       $23,278
    Accumulated Provision for Amortization. . . .        15,374
    Net Property under Capital Leases . . . . . .       $ 7,904

    Capital Lease Obligations:
      Noncurrent Liability. . . . . . . . . . . .       $ 5,124
      Liability Due Within One Year . . . . . . .         2,780
        Total Capital Lease Obligations . . . . .       $ 7,904


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Properties under operating leases and related obligations are not included in the balance sheets. Future minimum lease rentals are $3,666,000 each year for 1999 through 2003 and $1,528,000 in later years.